Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVEL 3 PARENT, LLC

	Successor	Predecessor
(In millions)	Period Ended December 31, 2017	Period Ended October 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Income (Loss) from Continuing Operations Before Taxes	$93	$693	842	283	238	(71)
Interest on Debt, Net of Capitalized Interest	80	441	544	640	652	649
Amortization of Capitalized Interest	—	—	—	—	—	—
Portion of rents deemed representative of the interest factor (1/3)	19	95	115	119	104	101
Earnings Available for Fixed Charges	$192	$1,229	1,501	1,042	994	679
Interest on Debt	$80	$441	544	640	652	649
Preferred Dividends	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	19	95	115	119	104	101
Total Fixed Charges	$99	$536	659	759	756	750
Ratio of Earnings to Fixed Charges	1.9	2.3	2.3	1.4	1.3	—
Deficiency	$—	$—	—	—	—	(71)